FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL INFORMS ABOUT BOD DECISIONS AND POSITIVE DEVELOPMENT IN
LEGAL DISPUTE

Subject:   Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

1)     On December 16, 2005, the Board of Directors of Turkcell, resolved the following decisions;

i) The pledge which was established with the Share Pledge Agreement executed between Cukurova Holding A.S. (“Cukurova”) and Mogoton Finance Limited (“Mogoton”) on May 31, 2005 for a nominal value of 9.423.469.992.000 TL has been removed as per Mogoton’s letter stating that Cukurova has made the repayments to Mogoton and the Share Pledge is removed and therefore the relevant pledge annotion shall be removed from the Share Book of our company.

ii) Mr. Ekrem Tokay, who has served as Chief Finance Officer and had valuable contributions throughout Turkcell’s establishment and significant milestones since 15.05.1995, has resigned from his position as of December 31, 2005.

Mr. Serkan Okandan, who has carried out senior managerial responsibilities in the Finance Function of our company since 2000, and currently been the division Head of Financial Controlling and Reporting has been appointed to this position as of 01.01.2006.

Mr. Serkan Okandan is a graduate of Bogazici University, Department of Economics. He has started his career in Price Waterhouse Coopers and then worked for DHL Worlwide Express and Fritolays companies and joined Turkcell family in year 2000.

2)     As we have stated in our earlier announcements, based on the applications of Basari Elektronik ve Sanayi Ticaret A.S. and Teslim Mobil Telekomunikasyon Hizmetleri A.S., the Competition Board had commenced an investigation and had decided that Turkcell disrupted the competitive environment through an abuse of dominant position in the market and infringements of certain provisions of the Law on the Protection of Competition and fined Turkcell by approximately TRY 7 million. We have been informed about State Council Danistay’s decision regarding the lawsuit initiated by Turkcell before this highest Administrative

Court in Turkey for the injunction and cancellation of the decision and that the Danistay has resolved in favor of Turkcell.

Turkcell has accrued TRY 7 million on its financial statements in relation to this dispute. Turkcell will make necessary evaluation regarding these provisions on its financial statements during the next reporting period.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler Investor Relations 16.12.2005, 17:45	Nihat Narin Investor Relations 16.12.2005, 17:45

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 16, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer